Exhibit 3.1

RESTATED ARTICLES OF INCORPORATION
OF
ELECTRO-SENSORS, INC.

AS OF JUNE 30, 2022

ARTICLE 1
NAME

1.1    The name of the corporation shall be Electro-Sensors, Inc.

ARTICLE 2
REGISTERED OFFICE

2.1 The location and post office address of the registered office of the corporation shall be 6111 Blue Circle Drive Minnetonka, Minnesota 55343-9108

ARTICLE 3

PURPOSE

3.1 The corporation shall have general business purpose.

ARTICLE 4

CAPITAL STOCK

4.1 Authorized Capital Stock – The authorized capital stock of this corporation shall be Ten Million (10,000,000) shares of common stock with a par value of ten cents ($.10) per share. All shares are to be held, sold, and paid for at such times and in such manner as the Board of Directors may from time to time determine, in accordance with Statutes of Minnesota.

4.2 Voting Rights – Each holder of record of the common stock of the corporation shall be entitled to one (1) vote for each share of common stock held by him at each meeting of the shareholders in respect to any matter on which the shareholders have a right to vote. The right to vote shall be subject to the provisions of the by-laws of the corporation in effect from time to time with respect to closing the transfer books and fixing a record date for the determination of shareholders entitled to vote. Cumulative voting for directors is not permitted.

4.3 Pre-emptive Rights – The shareholders of the corporation shall not have the pre-emptive right of subscription to any shares of common stock of the corporation to be issued or sold, or hereafter authorized, or any obligations or securities exchangeable for or convertible into stock of the corporation of any class, including capital stock of the corporation which has not yet been authorized.

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4.4 Stock Rights and Options – The Board of Directors shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or series, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights.

4.5 Dividends – The holders of the common stock shall be entitled to receive, when and as authorized by the Board of Directors, dividends, payable either in cash, in property, or in shares of the capital stock of the corporation. The Board of Directors may authorize dividends only if the corporation will be able to pay its debts in the ordinary course of business after paying the dividends.

4.6 Other Distributions – The Board of Directors may authorize, and the holders of the common stock may receive, distributions other than dividends only if the corporation will be able to pay its debts in the ordinary course of business after making the distribution.

4.7 Board of Directors’ Powers – The common stock may be issued as and when the Board of Directors shall determine, and, under and pursuant to the laws of the State of Minnesota, the Board of Directors shall have the power to fix or alter, from time to time, in respect to shares then unissued, any or all of the following: dividend rate; redemption price; the liquidation price; the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class, or the number of shares constituting any series of any class. The Board of Directors shall have the power to issue convertible securities of any class or series.

ARTICLE 5

BOARD OF DIRECTORS

5.1 The Board of Directors is expressly authorized to make and alter by-laws of this corporation subject to the power of the shareholders to change or repeal such by-laws; provided, the Board of Directors shall not adopt, amend or repeal any by-laws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board, or fixing the number of directors or their classifications or terms of office.

5.2 Any action required or permitted to be taken at a duly called Board of Directors meeting may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the Board, except that on an action which requires shareholder approval the written action must be signed by all the directors.

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ARTICLE 6

VOLUNTARY TRANSFER OF CORPORATE ASSETS

6.1 The holders of a majority of all the shares entitled to vote at any duly constituted meeting of the shareholders shall have the power to authorize the Board of Directors to sell, lease, exchange or otherwise dispose of all or substantially all of the property and assets of this corporation, including its goodwill, upon such terms and conditions and for such consideration as the Board of Directors deems advisable, and to adopt or reject an agreement of consolidation or merger, provided, however, that notice of such proposal shall have been mailed to each shareholder entitled to vote at such meeting at least ten (10) days prior to such meeting, or the written consent of such shareholder is given to such action as provided by statute.

ARTICLE 7

AMENDMENT OF ARTICLES

7.1 The holders of a majority of all the shares entitled to vote at any duly constituted meeting of the shareholders shall have the power to amend, alter or repeal the Restated Articles of Incorporation to the extent and the manner prescribed by the laws of the State of Minnesota.

ARTICLE 8

8.1 No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under section 302A.559 or 80A.23 of Minnesota Statutes; (iv) for any transaction from which the director derived any improper personal benefit; or (v) for any act or omission occurring prior to the date when this provision becomes effective.

8.2 The provisions of this Article 8 shall not be deemed to limit or preclude indemnification of a director by the corporation for any liability of a director which has not been eliminated by the provisions of this Article 8.

8.3 If Minnesota Statutes hereafter are amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Minnesota Statutes, as so amended.

ARTICLE 9

INAPPLICABILITY OF MINNESOTA CONTROL SHARE ACQUISITION STATUTE

9.1 Section 302A.671 of the Minnesota Statutes Annotated (entitled “Control Share Acquisitions”) shall not apply to this corporation.

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